Exhibit 99.12

UNDERWRITING AGREEMENT

May 8, 2009

Keegan Resources Inc.
Suite #600, 1199 West Hastings Street
Vancouver, B.C. V6E 3T5

Attention:                      Daniel T. McCoy, Chief Executive Officer

Dear Sirs:

Dundee Securities Corporation ("Dundee"), Canaccord Capital Corporation, Clarus Securities Inc., Paradigm Capital Inc. and Wellington West Capital Markets Inc. (each, an "Underwriter", and together, the "Underwriters") hereby severally, in respect of the percentages set forth in section 7.1 of this Agreement, and not jointly, offer to purchase from Keegan Resources Inc. (the "Corporation") upon and subject to the terms hereof, an aggregate of 7,000,000 common shares of the Corporation (each a "Share") at a price of $2.40 per Share (the "Offering Price").

The Underwriters shall further be granted an option (the "Underwriters' Option"), which Underwriters' Option may be exercised in whole or in part at the Underwriters' sole discretion and without obligation, to purchase and additional 1,000,000 Shares ("Additional Shares") at the Offering Price for market stabilization purposes and/or to cover over-allotments, if any. The Underwriters' Option shall be exercisable by the Underwriters at any time and from time to time, until 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed Underwriters' Option Closing Date (as hereinafter defined) to the Corporation after which time the Underwriters' Option shall be void and of no further force and effect. In the event that the Underwriters' Option is exercised, the Additional Shares issued thereunder, shall be deemed to form part of Offering for the purposes hereof and all of the terms and conditions relating to the purchase and sale of the Shares shall apply to each Underwriters' Option Closing (as hereinafter defined). The offering of the Shares and any Additional Shares by the Corporation described in this Agreement is hereinafter referred to as the "Offering". Unless the context otherwise requires, all references to the "Shares" shall assume exercise of the Underwriters' Option and shall include the Additional Shares. The net proceeds of the Offering shall be used by the Corporation substantially in accordance with the disclosure set out under "Use of Proceeds" in the Final Prospectus (as hereinafter defined). The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to Dundee, for and on behalf of all of the Underwriters, a cash fee (the "Underwriters' Fee") in an amount equal to 5% of the gross proceeds received by the Corporation from the issue and sale of the Shares and Additional Shares. In addition, the Corporation shall issue to the Underwriters that number of common shares purchase warrants (the "Underwriters' Warrants") equal to 5% of the number of Shares and Additional Shares sold. Each Underwriters' Warrant shall entitle the holder to acquire one common share of the Corporation (each an "Underwriters' Warrant Share") at an exercise price of $3.10 per Underwriters' Warrant Share for a period of 18 months from the date of issue of such Underwriters' Warrant.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided however that offers and sales of Shares and any Additional Shares in the United States or to, or for the account or benefit of, U.S. Persons (as hereinafter defined) or persons in the United States shall be made only on a private placement basis to U.S. Institutional Accredited Investors (as hereinafter defined) making a minimum investment of $50,000 in accordance with United States securities laws and the provisions of Schedule "A" to this Agreement. The
Underwriters and the Corporation understand that although this Agreement is presented on behalf of the Underwriters as purchasers, all Shares and Additional Shares sold to persons in the United States or to, or for the account or benefit of U.S. Persons or persons in the United States, if any, shall be sold to such persons as substituted purchasers ("U.S. Substituted Purchasers"), on behalf of the Corporation, in accordance with Schedule "A" hereto. To the extent that U.S. Substituted Purchasers purchase Shares and Additional Shares on the Closing Date or Underwriters' Closing Date, as the case may be, the obligations of the Underwriters to do so shall be reduced by the number of Shares and Additional Shares purchased from the Corporation by such U.S. Substituted Purchasers. The Offering may also take place in such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1.           DEFINITIONS

1.1           In this Agreement, including any schedules forming a part of this Agreement:

(a)   "Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)   "Additional Shares" means the up to 1,000,000 additional Shares issuable upon exercise of the Underwriters' Option;

(c)   "AIF" means the Corporation's annual information form dated May 8, 2009 in respect of the year ended March 31, 2008;

(d)   "Applicable Securities Laws" means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

(e)   "Beneficiaries" has the meaning given to that term in section 10.3;

(f)   "Claim" has the meaning given to that term in section 10.1;

(g)   "Closing" means the closing of the sale of the Shares pursuant to the terms of this Agreement;

(h)   "Closing Date" means the date on which the Closing occurs;

(i)   "Comfort Letter" has the meaning given to that term in subsection 5.1(n) hereto;

(j)   "Closing Materials" has the meaning given to that term in subsection 5.1(n) hereto;

(k)   "Commissions" means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and "Commission" means the securities regulatory body of a specified Qualifying Jurisdiction;

(l)   "common shares" means the class of shares of the Corporation designated as common shares without par value;

(m)   "Continuous Disclosure Materials" has the meaning given to that term in subsection 4.1(b) hereto;

(n)   "Corporation" means Keegan Resources Inc.;

(o)   "Corporation's Financial Statements" has the meaning given to that term in subsection 4.1(v) hereto;

(p)   "distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(q)   "Exchanges" means collectively the TSX and the NYSE Amex;

(r)   "Final Prospectus" means the final short form prospectus of the Corporation, including all documents incorporated therein by reference and including any amendments or supplements thereto, filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Shares, the Underwriters' Option, the Underwriters' Warrants and any Additional Shares and for which a Passport Decision Document has been issued;

(s)   "Indemnified Parties" has the meaning given to that term in subsection 10.1 hereto;

(t)   "Lead Underwriter" means Dundee Securities Corporation;

(u)   "Legal Opinions" has the meaning given to that term in subsection 5.1(n)(ii) hereto;

(v)   "material change" has the meaning given to that term in the Securities Act (British Columbia);

(w)   "Material Contracts" has the meaning given to that term in subsection 4.1(dd) hereto;

(x)   "material fact" has the meaning ascribed in the Securities Act (British Columbia);

(y)   "misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(z)   "Named Executive Officers" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end;

(aa)    "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distribution;

(bb)   "NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Offering Jurisdictions;

(cc)   "NYSE Amex" means the NYSE Amex U.S.;

(dd)   "Offering" means the offering and sale of the Shares and any Additional Shares pursuant to the terms and conditions of this Agreement;

(ee)   "Offering Price" means $2.40 per Share;

(ff)    "Officers' Certificate" has the meaning given to that term in subsection 5.1(n)(v) hereto;

(gg)   "Other Subsidiaries" means the subsidiaries of the Corporation identified as such in Schedule "B" hereto;

(hh)   "Passport Decision Document" means a decision document issued by the applicable Commission, as principal regulator, pursuant to the Passport System and which evidences the receipt by the Commissions in each of the Qualifying Provinces for the Preliminary Prospectus and the Final Prospectus, as the case may be;

(ii)   "Passport System" means the passport system procedure provided for under NP 11-202;

(jj)   "Preliminary Prospectus" means the preliminary short form prospectus of the Corporation dated May 8, 2009, including all documents incorporated therein by reference filed in accordance with NI 44-101 for the purpose of qualifying the distribution of the Shares, the Underwriters' Option, the Underwriters' Warrants and any Additional Shares;

(kk)   "Principals" has the meaning given to that term in subsection 4.1(z)(i) hereto;

(ll)   "Prospectuses" means collectively the Preliminary Prospectus and the Final Prospectus;

(mm) "Qualifying Jurisdictions" means the Canadian provinces of British Columbia, Alberta and Ontario, being those jurisdictions in which the Shares will be offered or sold pursuant to the Offering, and "Qualifying Jurisdiction" means any one of them;

(nn)   "Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(oo)   "Regulatory Authorities" means collectively the Commissions and the Exchanges;

(pp)   "Shares" means the 7,000,000 common shares of the Corporation being sold pursuant to the Offering;

(qq)   "Subsidiaries" means collectively the Wholly Owned Subsidiaries and the Other Subsidiaries;

(rr)    "Supplementary Material" has the meaning given to that term in section 2.3 hereto;

(ss)   "Time of Closing" means the time on the Closing Date at which the Closing occurs;

(tt)    "trade" has the meaning given to that term in the Securities Act (British Columbia);

(uu)   "TSX" means the Toronto Stock Exchange;

(vv)   "Underwriter" has the meaning given to that term on page 1 of this Agreement;

(ww)   "Underwriters' Expenses" has the meaning given to that term in section 6.2;

(xx)    "Underwriters' Fee" has the meaning given to that term on page 1 of this Agreement;

(yy)   "Underwriters' Option" means the option to purchase the Additional Shares granted to the Underwriters as set out in section 3.1 hereof;

(zz)   "Underwriters' Option Closing" means the closing of the sale of the Additional Shares pursuant to the exercise of the Underwriters' Option;

(aaa)  "Underwriters' Option Closing Date" means the date on which the Underwriters' Option Closing occurs;

(bbb) "Underwriters' Option Time of Closing" means the time on the Underwriters' Option Closing Date at which the Underwriters' Option Closing occurs;

(ccc)  "Underwriters' Warrants" has the meaning given to that term on page 1 of this Agreement;

(ddd) "Underwriters' Warrant Shares" has the meaning given to that term on page 1 of this Agreement;

(eee)   "United States" has the meaning given to that term in Schedule "A" hereto;

(fff) "U.S. Institutional Accredited Investor" means an institutional "accredited investor" that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended;

(ggg) "U.S. Person" has the meaning given to that term in Schedule "A" hereto;

(hhh) "U.S. Placement Memorandum" has the meaning given to that term in Schedule "A" hereto;

(iii)  "U.S. Substituted Purchasers" has the meaning given to that term on page 2 of this Agreement;

(jjj) "Wholly Owned Subsidiaries" means the subsidiaries of the Corporation identified as such in Schedule "B" hereto.

All references to dollar figures in this Agreement are to Canadian dollars.

1.2   Certain terms applicable solely to Schedule "A" are defined in Schedule "A".

2.     NATURE OF THE TRANSACTION

2.1   Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Shares (excluding the Additional Shares) of the Corporation and by acceptance of this Agreement, the Corporation agrees to sell to the Underwriters and the Underwriters agree to purchase at the Time of Closing on the Closing Date all, but not less than all, of the Shares. In the event the Underwriters exercise their right pursuant to the Underwriters' Option to purchase Additional Shares in whole or in part and from time to time, the Corporation hereby agrees to sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested at the Underwriters' Option Time of Closing on the Underwriters' Option Closing Date.

This offer is conditional upon, among other things, the Corporation obtaining a Passport Decision Document from the British Columbia Securities Commission in its capacity as principal regulator pursuant to the Passport System evidencing that a receipt has been issued, on the respective dates noted below, for the Prospectuses by the Commissions in the Qualifying Jurisdictions qualifying the distribution by the Corporation of the Shares and any Additional Shares to purchasers resident in such provinces:

(a)           in the case of the Preliminary Prospectus, dated effective May 8, 2009; and

(b)           in the case of the Final Prospectus, dated effective May 19, 2009, or such later date as the Lead Underwriter may agree, acting reasonably.

2.3   The Corporation agrees to pay to the Underwriters upon completion of the Offering, the Underwriters' Fee. In addition, the Corporation agrees to issue to the Underwriters upon completion of the Offering, the Underwriters' Warrants. The Underwriters' Fee and Underwriters' Warrants are payable at the Time of Closing and Underwriters' Option Time of Closing, as the case may be, in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)   acting as Underwriters of the Corporation to purchase the Shares;

(b)   assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the "Supplementary Material") required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)   advising the Corporation with respect to the Offering;

(d)   distributing the Shares to the public both directly and through other registered dealers and brokers; and

(e)   all other services arising out of the agreement resulting from the Corporation's acceptance of this offer.

2.4   The distribution of the Shares, the Underwriters' Option, the Underwriters' Warrants and any Additional Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions. Shares and any Additional Shares may also be distributed:

(a)   to U.S. Substituted Purchasers, provided that no offers or sales may be made in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States except as provided in Schedule "A" hereto, and the terms and conditions and representations, warranties and covenants of the parties contained in Schedule "A" hereto are hereby incorporated by reference; and

(b)   in such other jurisdictions as the Corporation and the Underwriters may agree.

The Shares (including any Additional Shares) shall be listed at Closing on the Exchanges.

2.5   The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.6   Each Underwriter covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the Exchanges and with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as Underwriter of the Corporation in connection with the Offering.

3.   UNDERWRITERS' OPTION

3.1   The Corporation hereby grants to the Underwriters the Underwriters' Option to purchase severally and not jointly and to offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein. The Underwriters' Option shall be non-assignable and shall be exercisable at any time and from time to time, until 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed Underwriters' Option Closing Date to the Corporation after which time the Underwriters' Option shall be void and of no further force and effect. The Additional Shares shall have attributes identical to the Shares issued under the Offering and will be qualified under the Prospectuses.

3.2   Following receipt of notice delivered in accordance with subsection 3.1, the Underwriters' Option Closing shall occur as set forth in section 9 hereof.

4.   REPRESENTATIONS AND WARRANTIES

4.1   The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)   the Corporation and each of the Subsidiaries is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation;

(b)   all documents previously published or filed by the Corporation with the Regulatory Authorities (the "Continuous Disclosure Materials") contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws;

(c)   the AIF is substantially in the form required by Form 51-102F2 as prescribed by National Instrument 51-102 - Continuous Disclosure Obligations and does not contain a misrepresentation;

(d)   the Corporation has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and all such reports comply with the requirements of such instrument in all material respects;

(e)   the Corporation meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus;

(f)   the Corporation's direct or indirect percentage ownership of the shares of the Subsidiaries is accurately disclosed in Schedule "B" to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all material liens, charges and encumbrances of any kind whatsoever other than as disclosed in the Continuous Disclosure Materials or the Prospectuses;

(g)   the Corporation is a reporting issuer in each of the Qualifying Jurisdictions and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)   the common shares of the Corporation are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation;

(i)   the authorized capital of the Corporation consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value of which, as at May 7, 2009, 28,504,553 common shares were issued and outstanding as fully paid and non-assessable shares and no preferred shares were issued and outstanding;

(j)   except as disclosed in Schedule "C" or pursuant to this Agreement, the Corporation is not a party to and has not granted any right, agreement option (whether present or future, contingent or absolute) or right or privilege capable of becoming a right, agreement or option for the purchase, subscription or issuance, allotment or other acquisition of any common shares of securities convertible into or exchangeable for common shares or to require the Corporation to purchase, redeem or otherwise acquire any of its issued and outstanding common shares. To the best of the Corporation's knowledge, there are not now, and at the Time of Closing and Underwriters' Option Time of Closing, as the case may be, there will not be, any shareholder agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Corporation;

(k)   upon their issuance the Shares and any Additional Shares will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof clear of all voting restrictions, trade restrictions (except control person restrictions and restrictions applicable to U.S. Substituted Purchasers) and, to the best of its knowledge, liens, charges or encumbrances of any kind whatsoever under Canadian law;

(l)   the Shares and any Additional Shares will on the date of issue be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder, as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account, each as defined in the Tax Act, subject to the specific provisions of any such plan, but would be a prohibited investment for a trust governed by a tax-free savings account if the holder has a significant interest in the Corporation within the meaning of the Tax Act;

(m)   the Underwriters' Warrants, on the date of issue, will have been validly created and issued by the Corporation and the Underwriters' Warrant Shares will have been allotted and reserved for issuance, and shall, upon exercise of the Underwriters' Warrants in accordance with the terms thereof, be validly issued as fully paid and non-assessable common shares of the Corporation;

(n)   all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(o)   the Corporation and each Subsidiary has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all necessary licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on except where failure to hold such licence or permit would not have a material adverse effect upon the Corporation and the Subsidiaries, taken as a whole, and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(p)   the Corporation and each of the Subsidiaries have good title to their respective material assets disclosed in the Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectuses;

(q)   all material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Corporation or the Subsidiaries are completely and accurately described in the Prospectuses and:

(i)   are owned or held by the Corporation or such Subsidiaries as owner thereof with good title; in good standing; valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them except as set out in the Prospectuses;
(ii)   no other material property rights are necessary for the conduct of the Corporation's or the Subsidiaries' businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights except as set out in the Prospectuses, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects, except as set out in the Prospectuses;

(r)   except as set out in the Prospectuses, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date;

(s)   the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and, to the best of the Corporation's knowledge, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(t)   each of this Agreement and the certificates representing the Underwriters' Warrants has been, or will have been prior to the Time of Closing or Underwriters' Option Time of Closing, as the case may be, duly authorized, executed and delivered by the Corporation and each of them constitutes, or will when duly authorized, executed and delivered by all parties thereto other than the Corporation constitute, a valid and binding obligation of the Corporation enforceable in accordance with the terms thereof;

(u)   the Corporation and each of the Subsidiaries maintain insurance against loss of, or damage to, their material assets and all of the policies in respect of such insurance are in amounts and on terms that in the view of Corporation's management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(v)   the consolidated audited financial statements of the Corporation for its fiscal years ended March 31, 2008 and March 31, 2007 and the unaudited interim consolidated financial statements of the Corporation for the nine month period ended December 31, 2008 (collectively the "Corporation's Financial Statements"), copies of which are incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation's Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(w)   the auditors who audited the Corporation's Financial Statements and who provided their audit report thereon are independent public accountants as required under Applicable Securities Legislation;

(x)   there has not been a "reportable event" (within the meaning of National Instrument 51-102) with the present or former auditors of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(y)   the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its access is permitted only in accordance with management's general or specific authorization; (iv) the amount recorded in the books and records of the Corporation for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to those differences; and (v) material information relating to it is known to those within the Corporation responsible for the preparation of the financial statements during the period in which the financial statements have been prepared;

(z)   the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Corporation's Financial Statements or in the Prospectuses:

(i)   neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively the "Principals"), other than on account of directors fees or expenses accrued but not paid, or to the best of its knowledge, to any of its shareholders;

(ii)   none of the Principals or shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and

(iii)   the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever other than of a Subsidiary;

(aa)   there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation's Financial Statements except those incurred in the ordinary course of their respective businesses since January 1, 2009;

(bb)   since January 1, 2009, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(cc)   the directors, officers and key employees of the Corporation and the compensation arrangements with respect to the Corporation's Named Executive Officers are as disclosed in the Prospectuses except as disclosed to the Underwriters in writing prior to the date hereof, and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(dd)   all contracts and agreements material to the Corporation other than those entered into in the ordinary course of business and its business as presently conducted and taken as a whole (collectively the "Material Contracts") have been disclosed in the Prospectuses;

(ee)   all tax returns, reports, elections, remittances and payments of the Corporation, and to the best knowledge of management of the Corporation after due inquiry the Wholly Owned Subsidiaries, required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Corporation and all material amounts of taxes owing by the Subsidiaries have been paid or accrued in the Corporation's Financial Statements;

(ff)   the Corporation and, to the best knowledge of management of the Corporation after due inquiry the Wholly Owned Subsidiaries, have been assessed for all applicable taxes to and including the Corporation's fiscal year ended March 31, 2008 and have received all appropriate refunds, have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or of any of the Subsidiaries;

(gg)    except as disclosed in the Prospectuses, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the best of its knowledge, threatened against or affecting the Corporation, or the Subsidiaries, or to the best of the Corporation's knowledge, their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(hh)   neither the Corporation nor to the Corporation's knowledge after due inquiry, any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this Section, "environmental laws"). Without limiting the generality of the foregoing:

(i)   the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)   there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and to the best of the knowledge of the Corporation there are no orders, rulings or directives pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries;

(ii)   no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and to the best of the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on the Corporation or the Subsidiaries, taken as a whole, as applicable, and to the Corporation's knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(jj)   to the best of the Corporation's knowledge, the Corporation, the Subsidiaries and their respective directors, officers and promoters have conducted and are conducting their business in compliance in all material respects with all applicable laws and regulations in each jurisdiction in which it carries on business (including without limitation, all applicable federal, provincial, municipal and local environmental, anti- pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) and have not received a notice of non-compliance, nor have reasonable grounds to know of, any facts which could give rise to a notice of material non-compliance with any such laws, regulations or permits;

(kk)   the Corporation and the Subsidiaries are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Corporation or the Subsidiaries or the business or legal environment under which the Corporation or Subsidiaries operate;

(ll)   the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(mm)   other than the Underwriters pursuant to this Agreement and their respective representatives, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(nn)   each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the issue and sale of the Shares and Additional Shares and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation, including without limitation, Applicable Securities Law; (B) the constating documents, articles or resolutions of the Corporation and its shareholders which are in effect at the date hereof; (C) any Material Contract, debt instruments, mortgage, note, indenture, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation; and

(oo)   the Prospectuses, including any and all amendments thereto, contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, constitute full, true and plain disclosure of all material facts relating to the corporation and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws.

4.2   The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Underwriters' Option Time of
Closing, if applicable, and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

4.3   Each of the Underwriters represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)   the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)   the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the Toronto Stock Exchange;

(c)  the Underwriter will sell the Shares in accordance with Applicable Securities Laws; and

(d)   the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.4   The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, as though they were made at the Time of Closing and the Underwriters' Option Time of Closing, if applicable, and shall survive the completion of the transactions contemplated under this Agreement.

5.    ADDITIONAL COVENANTS

5.1   The Corporation covenants and agrees with the Underwriters that it shall:

(a)   file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain the acceptance of the Exchanges for the Offering and the listing of the Shares, Additional Shares and Underwriters' Warrant Shares prior to the Closing Date;

(b)   with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters' execution of the certificates attached thereto;

(c)   prior to the filing of the Final Prospectus, allow the Underwriters to review the Prospectus and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as statutory underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Corporation;

(d)   during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i)   the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change;

(ii)   however, notwithstanding the foregoing, the Corporation shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being the "Supplementary Material") without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)   deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subparagraph (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subparagraph (n) below;

(f)   from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses and any amendments thereto, if any, as the Underwriters may reasonably request, and such delivery will constitute the Corporation's consent to the Underwriters' use of such documents in connection with the Offering;

(g)   by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)   prior to the Time of Closing and Underwriters' Option Time of Closing, as the case may be, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Shares, Underwriters' Warrants and the Additional Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)   use its best efforts to maintain its status as a "reporting issuer" not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date;

(j)   use its best efforts to maintain its listing of its common shares on the Exchanges for a period of two years from the Closing Date;

(k)   use the net proceeds of the Offering substantially in accordance with the disclosure set out under "Use of Proceeds" in the Final Prospectus;

(l)   duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement;

(m)   ensure that any press release issued by the Corporation that mentions the Offering will be release outside of the United States, will qualify for the safe harbour provided for in Rule 135e under the United States Securities Act of 1933 as amended and will bear the appropriate "U.S. embargo" legend;

(n)   deliver to the Underwriters:

(i)   at the time of execution of the Final Prospectus by the Underwriters, a comfort letter (the "Comfort Letter") of the Corporation's auditors addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)   at the Time of Closing or Underwriters' Option Time of Closing, as the case may be, such legal opinions (the "Legal Opinions") of Lang Michener LLP, the Corporation's Canadian legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Underwriters' Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia, Ontario and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) relating to the Final Prospectus, the trade and distribution of the Shares, Underwriters' Warrants and the Additional Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(iii)   at the Time of Closing or Underwriters' Option Time of Closing, as the case may be, if any Shares or Additional Shares are being sold to U.S. Substituted Purchasers, a legal opinion of Lang Michener LLP, the Corporation's U.S. legal counsel (the "U.S. Legal Opinion"), addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Underwriters' Option Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, to the effect that the offer and sale of the Shares and any Additional Shares to the U.S. Substituted Purchasers is not required to be registered under the United States Securities Act of 1933, as amended;

(iv)   at the Time of Closing legal opinions of Enyonam Dedey and REM Law Consultancy, Ghana counsel to the Corporation, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to Keegan Resources (Ghana) Limited, its interests in its mineral properties and litigation with respect to its subject mineral properties, respectively (the "Ghana Opinions");

(v)  at the Time of Closing or Underwriters' Option Time of Closing, as the case may be, a certificate (the "Officers' Certificate") of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date or Underwriters' Closing Date, as the case may be, in form and content acceptable to the Underwriters, acting reasonably, relating to the content of the Final Prospectus, ownership of the Corporation's material mineral properties and surface rights overlying such properties, and to the trade and distribution of the Shares and the Additional Shares and to such other matters as the Underwriters may reasonably require, including without limitation, with respect to the resolutions of the board of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers;

(vi)   at the Time of Closing or Underwriters' Option Time of Closing, as the case may be, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(o)   from and including the date of this Agreement through to and including the Time of Closing and the Underwriters' Option Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect; and

(p)   during the period commencing on the Closing Date and ending on the date which is 120 days following the Closing Date, not issue or announce the issuance of any common shares or any securities convertible into or exchangeable for or exercisable to acquire common shares at less than the Offering Price without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, other than pursuant to:

(i)   currently outstanding rights (including securities contemplated by the Offering), or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval,

(ii)   obligations in respect of existing mineral property agreements;

(iii)   the issue of securities in connection with any arm's length property or share acquisition in the normal course of business or in connection with any business combination or similar transaction; or

(iv)   the Corporation's stock option plan or other current share compensation arrangements.

5.2   Each of the Underwriters covenants and agrees with the Corporation that it shall:

(a)   fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(b)   upon being satisfied, acting reasonably, that each of the Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriters will use their reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

(c)   execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature, including without limitation the Underwriters Certificate attached as Exhibit A to Schedule "A" to this Agreement.

6.   UNDERWRITERS' FEES AND EXPENSES

6.1  In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters' Fee.

6.2   The Corporation will pay all expenses related to the Offering, including all fees and disbursements of its own legal counsel, out-of-pocket costs, printing costs and filing fees. The Corporation will pay the expenses (the "Underwriters' Expenses") reasonably incurred by the Underwriters in connection with the transactions contemplated herein including, without limitation, the fees and disbursements of the legal counsel for the Underwriters. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters' Expenses.

6.3   The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters, except that the Lead Underwriter shall not have the authority to bind the Underwriters with respect to obligations arising from sections 7, 10 and 11 hereof and the Lead Underwriter shall consult with the Underwriters regarding any circumstance or matter which is of such a nature that it would reasonably require consideration by the Underwriters.

7.   UNDERWRITING PERCENTAGES

7.1   The obligations of the Underwriters hereunder, including the obligation to purchase Shares at the Time of Closing Time or Underwriters' Option Time of Closing, as the case may be, shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Shares set out opposite the name of the Underwriters below:

Dundee Securities Corporation                                                     42.5%

Canaccord Capital Corporation                                                     35.0%

Clarus Securities Inc.                                                                        7.5%

Paradigm Capital Inc.                                                                       7.5%

Wellington West Capital Markets Inc.                                         7.5%

7.2   In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares or Additional Shares, if applicable, at the Closing Time or Underwriters' Option Time of Closing, as the case may be, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

8.   CONDITIONS PRECEDENT

8.1   The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)   all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the approval of the Exchanges to the Offering and to validly offer, sell and distribute the Shares, the Underwriters' Option, the Underwriters' Warrants and the Additional Shares;

(b)   the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses, including without limitation the Passport Decision Documents from the Commissions in respect of the Prospectuses and to permit the Corporation to complete its obligations hereunder;

(c)   the Corporation will have, within the required time set out hereunder, delivered the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Ghana Opinions, Officer's Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel;

(d)   no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the best of the knowledge of the Corporation, will be pending or threatened;

(e)   as of the Time of Closing, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and United States must be made publicly available in connection with the sale of the Shares and the Additional Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Placement Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f)   the Underwriters shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the Closing Date and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(g)  the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)   the Underwriters having received at the Time of Closing such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated in this Agreement or as the Underwriters or their counsel may reasonably require;

(i)   there shall not have occurred prior to the Time of Closing, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(j)   the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Corporation not generally known to the public which should have been previously disclosed, and the Underwriters, in their sole discretion, being satisfied with the results of their due diligence investigation of the Corporation prior to the Time of Closing;

(k)   the Underwriters are satisfied, acting reasonably, with their due diligence investigations of the lawsuit commenced by Sametro Co. Ltd. in Ghana and for purposes hereof will be deemed to be satisfied if Keegan Resources (Ghana) Limited is successful in the interlocutory injunction decision expected to be rendered before the Closing Date and will be deemed not to be satisfied if the injunction is granted, or a decision dismissing it is not in-hand before the Closing, or, despite the dismissal of the injunction application, the Underwriters receive a written report from Ghanaian counsel, a copy of which is supplied to the Corporation, which reaches materially different conclusions as to the likely outcome of the lawsuit from the opinion supplied by Corporation counsel, REM Law Consultancy;

(l)   the Corporation will have, as of the Time of Closing, complied with all of its covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Shares and any Additional Shares on the Exchanges; and

(m)   the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

9.   CLOSING

9.1   The Corporation and the Underwriters shall cause the Closing to occur on May 26, 2009 or such other date as may be agreed by the Corporation and the Underwriters.

9.2   The purchase and sale of the Shares shall be completed at the offices of Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, legal counsel to the Corporation, at the Time of Closing on the Closing Date, as may be agreed to by the Corporation and the Underwriters.

9.3   On the Closing, the Corporation shall issue and deliver to the Underwriters:

(a)   the certificates representing the Shares in the names and denominations reasonably requested by the Underwriters; provided that a separate certificate shall be issued to each U.S. Substituted Purchaser, if any, that is purchasing Shares registered in the name of the U.S. Substituted Purchaser or its nominee, which certificate will bear the U.S. legends described in the subscription agreement attached to the U.S. Placement Memorandum; and

(b)   the certificates representing the Underwriters' Warrants in the names and denominations reasonable requested by the Underwriters.

9.4   If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Shares, less the Underwriters' Fee and Underwriters' Expenses.

9.5   The purchase and sale of the Additional Shares upon exercise of the Underwriters' Option shall be completed at the offices of Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, legal counsel to the Corporation, at the Underwriters' Time of Closing on the Underwriters' Option Closing Date, as may be agreed to by the Corporation and the Underwriters.

9.6   On the Underwriters' Option Closing, the Corporation shall issue and deliver to the Underwriters:

(a)   the certificates representing the Additional Shares in the names and denominations reasonably requested by the Underwriters; provided that a separate certificate shall be issued to each U.S. Substituted Purchaser, if any, that is purchasing Additional Shares registered in the name of the U.S. Substituted Purchaser or its nominee, which certificate will bear the U.S. legends described in the subscription agreement attached to the U.S. Placement Memorandum; and

(b)   the certificates representing the Underwriters' Warrants in the names and denominations reasonable requested by the Underwriters.

9.7   If the Corporation has satisfied all of its obligations under this Agreement, on the Underwriters' Option Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Additional Shares, less the Underwriters' Fee and Underwriters' Expenses.

10.   INDEMNITY

10.1   The Corporation shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a "Claim") caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)   any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)   any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectuses and the U.S. Placement Memorandum being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)   any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectuses and the U.S. Placement Memorandum, which operates to prevent or restrict the trading in or the sale or distribution of the Shares, the Additional Shares and the underlying securities thereof;

(d)   the Corporation not complying prior to the completion of the distribution of the Shares and the Additional Shares with any requirement of any Applicable Securities Laws relating to the Offering;

(e)   any order made by any regulatory authority that trading in or distribution of any of the Corporation's securities is to cease or be suspended, or that trading by the directors, officers or promoters of the Corporation, or any one of them, shall cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)   the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Shares and, if applicable, the Additional Shares in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein; and

(g)   a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein.

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis.

This indemnity shall be in addition to any liability which the Corporation may otherwise have. This indemnity will not apply in respect of an Indemnified Party in the event and to the extent that a court of competent jurisdiction in a final judgment which has become non-appealable determines that the Indemnified Party was negligent or guilty of wilful misconduct and that such negligence or wilful misconduct was the direct cause of the Claim.

10.2   If any Claim contemplated by this section 10 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 10 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this section 10, except to the extent that such delay prejudices the Corporation's ability to contest such Claim). The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)   the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within thirty days of receiving notice of the suit;

(b)   the employment of that counsel has been authorized in writing by the Corporation; or

(c)   the named parties to the suit (including any added or third parties) including the Indemnified Party, the Corporation and the Indemnified Party has been advised in writing by its outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in sections 10.2(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation which consent shall not be unreasonably withheld.

10.3   The Corporation hereby acknowledges and agrees that, with respect to this section 10, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under this section 10 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

10.4   In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 10 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Shares and the Additional Shares) of the nature contemplated in section 10 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters' Fee or any portion actually received.

10.5   No party guilty of fraudulent misrepresentation shall be entitled to claim indemnification under this section 10 or contribution under section 10.4 from any person who is not guilty of such fraudulent misrepresentation.

10.6   The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 10.4 shall apply, mutatis mutandis, in respect of that other right.

10.7   The obligations under this section 10 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

11.   TERMINATION OF AGREEMENT

11.1   In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Shares and Additional Shares received by the Underwriters may be terminated by the Underwriters upon delivery of written notice from the Lead Underwriter to the Corporation at any time up to the Closing of the Offering in any of the following events:

(a)   there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact which was required to be disclosed in the Prospectuses or otherwise, which, in each case, in the reasonable opinion of the Lead Underwriter, has or would be expected to have a material adverse effect on the market price or value of any of the shares of the Corporation, including without limitation the Shares, the Additional Shares, and the underlying securities thereof;

(b)   any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, Commission, board, bureau, agency or other instrumentality including, without limitation, the Exchanges or any securities regulatory authority involving the Corporation or any of its officers or directors or any law or regulation is enacted or changed which, in the opinion of the Lead Underwriter, acting reasonably, operates to prevent or restrict the trading of the shares of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the shares of the Corporation the distribution of the Shares or Additional Shares, and the underlying securities thereof, or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Shares or Additional Shares;

(c)   if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of the Lead Underwriter, adversely affects, or involves, or will or could reasonably be expected to adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole; or

(d)   if there is a failure by the Corporation, or otherwise, of the satisfaction of any of the conditions precedent set out in section 8 of this Agreement, including without limitation the Lead Underwriter being satisfied with the results of its due diligence of the Corporation prior to the Time of Closing, acting reasonably.

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

11.2   Any such termination shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.

11.3   The Corporation shall pay the Underwriter's Expenses in the event of termination as set out in this Agreement.

12.   GENERAL

12.1   Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Keegan Resources Inc.
Suite #600 - 1199 West Hastings Street
Vancouver, B.C. V6E 3T5
Attention:Daniel T. McCoy, President & CEO
Fax No.:(604) 683-8194

with a copy to:

Lang Michener LLP
Suite 1500, 1055 West Georgia Street,
Vancouver, British Columbia, V6E 4N7
Attention:  Bernard Zinkhofer
Fax No.:  (604) 685-7084

and in the case of the Underwriters, be addressed and telecopied or delivered to:

Dundee Securities Corporation
Suite #3424 - 1055 Dunsmuir Street
Vancouver, B.C. V6C 1G8
Attention:  Robert Klassen
Fax No.:  (604) 647-0358

Canaccord Capital Corporation
Suite #2200 - 609 Granville Street
Vancouver, B.C. V7Y 1H2
Attention:Ali Pejman
Fax No.:  (604) 643-7733

Clarus Securities Inc.
Suite #1615 - 200 Burrard Street
Vancouver, B.C. V6C 3L6
Attention:  Rod Campbell
Fax No.:  (604) 605-5704

Paradigm Capital Inc.
Suite #2101 - 95 Wellington Street
Toronto, Ont. M5J 2N7
Attention:   Andrew Partington
Fax No.:  (416) 361-6050

Wellington West Capital Markets Inc.
Suite #700 - 145 King Street West
Toronto, Ont. M5H 1J8
Attention:   Bill Washington
Fax No.:  (416) 642-1354

with a copy to:

Miller Thomson LLP
Suite #1000 - 840 Howe Street
Vancouver, B.C. V6Z 2M1
Attention:  Peter McArthur
Fax No.:  (604) 643-1200
The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2   Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any  of their rights or remedies under this Agreement.

12.3   This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letter, as amended, dated May 4, 2009.

12.4  The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

12.5   The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.6    No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.7   The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.8   This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

12.9  This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

12.10 The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

12.11 This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

DUNDEE SECURITIES CORPORATION

Per:           "Robert Klassen" (signed)
                 ——————————————————

CANACCORD CAPITAL CORPORATION

Per:           "Ali Pejman" (signed)
                 ——————————————————

CLARUS SECURITIES INC.

Per:           "Rod Campbell" (signed)
                 ——————————————————

PARADIGM CAPITAL INC.

Per:           "Andrew Partington" (signed)
                 ——————————————————

WELLINGTON WEST CAPITAL MARKETS INC.

Per:           "Bill Washington" (signed)
                 ——————————————————

The foregoing is accepted and agreed to on the 8th day of May, 2009, effective as of the date appearing on the first page of this Agreement.

KEEGAN RESOURCES INC.

Per:           "Daniel T. McCoy" (signed)
                 ——————————————————
Daniel T. McCoy
President & CEO

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"1933 Act" means the United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

"Accredited Investor" means an "accredited investor" as that term is defined in Regulation D;

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

"Distribution Compliance Period" means the 40-day period that begins on the later of (i) the date the Securities are first offered to persons other than distributors in reliance on Regulation S; or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period;

"Distributor" means any underwriter, dealer or other person who participates pursuant to contractual arrangement in the distribution of the Securities;

"General Solicitation" or "General Advertising" means "general solicitation" or "general advertising", as used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Institutional Accredited Investor" means an institutional Accredited Investor that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"Offshore Transaction" means an "offshore transaction" as that term is defined in Regulation S;

"Regulation D" means Regulation D adopted by the SEC under the 1933 Act;

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means the Shares and the Additional Shares;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Affiliate" of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

"U.S. Person" means U.S. person as that term is defined in Regulation S;

"U.S. Placement Memorandum" means the U.S. private placement memorandum to be delivered together with the Final Prospectus to any purchaser that is in the United States, a U.S. Person or purchasing for the account or benefit of any U.S. Person or person in the United States, in form satisfactory to the Corporation and the Underwriters;

"U.S. Preliminary Placement Memorandum" means the U.S. private placement memorandum to be delivered together with the Preliminary Prospectus to any purchaser that is in the United States, a U.S. Person or purchasing for the account or benefit of any U.S. Person or person in the United
States, in form satisfactory to the Corporation and the Underwriters; and

"U.S. Subscription Agreement" means the form of U.S. subscription agreement attached to the U.S. Placement Memorandum.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

Each Underwriter acknowledges that the Securities have not been and will not be registered under the 1933 Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and any applicable state securities laws.

Each Underwriter represents, warrants, covenants and agrees to and with the Corporation that:

1.   It has not offered or sold, and will not offer or sell, at any time any Securities forming part of its allotment or otherwise as a part of its distribution except (a) outside the United States to persons that are not U.S. Persons or purchasing for the account or benefit of U.S. Persons or persons in the United States in Offshore Transactions in compliance with Rule 903 of Regulation S, or (b) on behalf of the Corporation to persons in the United States or to U.S. Persons in accordance with Rule 506 of Regulation D as provided in paragraphs 3 through 13 below.

Accordingly, except as permitted by the foregoing paragraph, it has not made and will not make (i) any offer to sell or any solicitation of any offer to buy, any Securities in the United States or to, or for the account or benefit of, any U.S. Person or person in the United States, (ii) any sale of Securities to any person unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, the affiliate or the person acting on behalf of either of them reasonably believed that the purchaser was outside the United States and was not a U.S. Person or purchasing for the account or benefit of a U.S. Person or person in the United States, (iii) if made prior to the expiration of the Distribution Compliance Period, any sale to a U.S. Person or for the account or benefit of a U.S. Person or person in the United States (other than a distributor), or (iv) any Directed Selling Efforts in the United States with respect to any of the Securities.

2.   It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.   It agrees that, at or prior to confirmation of the sale of the Securities, it will have sent to each Distributor or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

"The securities covered hereby have not been registered under the 1933 Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the 1933 Act. Terms used herein have the meanings given to them in Regulation S."

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Securities by such Underwriter shall be made only in accordance with the provision of Rule 903 or Rule 904 of Regulation S; pursuant to a registration of the Securities under the 1933 Act; or pursuant to an available exemption from the registration requirements of the 1933 Act. Each Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

4.   All offers and sales of Securities that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States or to, or for the account or benefit of, U.S. Persons have been or will be made through its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. The U.S. Affiliate was or will be, on the dates of such offers and sales, duly registered as a broker-dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

5.   Neither it nor any of its affiliates, nor any person acting on its or their behalf has utilized, and none of such persons will utilize any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons or has offered or will offer to sell any Securities in any manner involving a public offering in the United States within the meaning of Section 4(2) of the 1933 Act.

6.   It had or will have reasonable grounds to believe and does or will believe that, immediately prior to soliciting any offeree that is in the United States, a U.S. Person or purchasing for the account or benefit of a U.S. Person or person in the United States and at the time of the completion of any sale to any purchaser, each offeree and each purchaser of Securities in the United States or that is, or is acting for the account or benefit of, a U.S. Person or person in the United States is an Institutional Accredited Investor.

7.   All purchasers of the Securities in the United States or that are, or are acting for the account or benefit of, U.S. Persons or person in the United States shall be informed that the Securities have not been and will not be registered under the 1933 Act and that the Securities are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the 1933 Act provided Rule 506 of Regulation D and / or section 4(2) under the 1933 Act.

8.   It agrees to deliver, through the U.S. Affiliates (i) a copy of the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum (if then available) to each person in the United States or each U.S. Person to whom it offers to sell or from whom it solicits any offer to buy the Securities, and (ii) prior to the time of sale, a copy of the U.S. Placement Memorandum to each purchaser that is in the United States or that is a U.S. Person or purchasing for the account or benefit of any U.S. Person or person in the United States. Each of the U.S. Preliminary Placement Memorandum and the U.S. Placement Memorandum will include statements to the effect that the Securities have not been registered under the 1933 Act and may not be offered or sold in the United States or to U.S. Persons or person in the United States (other than distributors) unless the Securities have been registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available. No other written material will be used in connection with the offer or sale of the Securities in the United States.

9.   Each purchaser of Securities in the United States or that is, or is acting for the account or benefit of, a U.S. Person or person in the United States will execute the U.S. Subscription Agreement in the form attached to the U.S. Placement Memorandum.

10.   All offers and sales made by it or its U.S. Affiliate in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States have been and will be made in transactions exempt from registrations under applicable state securities laws.

11.   At least 24 hours prior to the Closing Date, it will provide the Corporation with a list of all purchasers of the Securities in the United States or to, or for the account of benefit of a U.S. Person or person in the United States.

12.   At Closing, it will either (a), together with its U.S. Affiliate placing Securities in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Securities in the United States and to, or for the account or benefit of, U.S. Persons, or (b) be deemed to represent and warrant to the Corporation that none of it, any of its affiliates or any person acting on its or their behalf has offered or sold any of the Securities in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States.

13.    None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Securities.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

The Corporation represents, warrants, covenants and agrees that:

14.   (a) The Corporation is, and at the Closing Date will be, a "foreign issuer"; (b) the Corporation is not now, nor on the Closing Date or as a result of the sale of Securities contemplated hereby will it be, registered or required to register as an "investment company" under the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to the Securities being offered and sold in accordance with paragraph 1(a) hereof, has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons, or has taken or will take any action that would cause the exemptions from registration afforded by Rule 506 of Regulation D or Rule 903 of Regulation S to be unavailable for offers and sales of the Securities, pursuant to this Agreement.

15.   The Corporation reasonably believes that there is a Substantial U.S. Market Interest in the Corporation's common shares.

16.   None of the Corporation or any of its affiliates or any persons acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has offered or sold, or will offer or sell, any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales made through the Underwriters and their U.S. Affiliates in compliance with this Schedule.

17.   The Corporation has not and will not offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons.

18.   None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Securities.

19.   None of the Corporation or any of its predecessors or affiliates has been subject to any order judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

Exhibit A to Schedule "A"

UNDERWRITERS CERTIFICATE

In connection with the private placement in the United States of the Shares, and if applicable, the Additional Shares (collectively, the "Shares") of Keegan Resources Inc. (the "Corporation") pursuant to the Underwriting Agreement dated as of May 8, 2009 among the Corporation and the Underwriters named therein (the "Underwriting Agreement"), the undersigned Underwriter and _______________________, its U.S. broker-dealer affiliate (the "U.S. Affiliate") do hereby certify as follows:

(a)   the Shares have been offered and sold by us in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States only by the U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker- dealer pursuant to Section 15(b) of the United States Securities Exchange Act of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)   we delivered the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum to each offeree of the Shares contacted by us in the United States or that is, or is acting for the account or benefit of, a U.S. Person or person in the United States and, prior to any sale arranged for by us in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States, we delivered the U.S. Placement Memorandum to such purchaser;

(c)   all offers and sales of Shares by us in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States were made to persons we had reasonable grounds to believe and did believe were Institutional Accredited Investors, and we continue to believe that each purchaser of Shares that we have arranged in the United States or that is, or is acting for the account or benefit of, a U.S. Person or person in the United States was an Institutional Accredited Investor at the time of sale of the Shares;

(d)   all offers and sales of the Shares by us in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(e)   no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to, or for the account or benefit of, U.S. Persons;

(f)   prior to any sale of Shares by us in the United States or to, or for the account or benefit of, a U.S. Person we caused the purchaser to execute a U.S. Subscription Agreement in the form attached to the U.S. Placement Memorandum; and

(g)   the offering of the Shares has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this _____ day of May, 2009.

•                                                                                                  •

By:                                                                                              By:
        ——————————————————                      ——————————————————

SCHEDULE "B"

SUBSIDIARIES

WHOLLY OWNED SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Keegan Resources (Ghana) Limited	Ghana	100%

OTHER SUBSIDIARIES

Nil

SCHEDULE "C"

OUTSTANDING CONVERTIBLE SECURITIES

KEEGAN RESOURCES INC.

SHARE CAPITAL, OPTIONS, WARRANTS O/S

Current shares outstanding: 28,504,533

At May 8, 2009

	#Shares	Price ($)	Expiry
Options	609,410	0.92	February 3, 2010
Options	100,000	1.12	January 15, 2014
Options	220,000	1.16	November 22, 2010
Options	1,155,000	2.44	November 10, 2011
Options	60,000	2.48	February 2, 2011
Options	19,000	3.38	March 7, 2012
Options	100,000	3.60	October 17, 2012
Options	836,000	4.20	February 5, 2013
Total Stock Options	3,099,410

Warrants	330,000	4.25	May 27, 2009
Warrants	1,650,000	5.25	May 27, 2009
Total warrants	1,980,000